Consent of Independent Registered Public Accounting Firm

The Board of Directors

Calvert Variable Products, Inc.:

We consent to the use of our reports, dated February 25, 2013, with respect to the financial statements of the Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, Calvert VP Nasdaq 100 Index Portfolio, Calvert VP Russell 2000 Small Cap Index Portfolio, Calvert VP EAFE International Index Portfolio, Calvert VP Barclays Capital Aggregate Bond Index Portfolio, Calvert VP Inflation Protected Plus Portfolio, and Calvert VP Natural Resources Portfolio, each a series of the Calvert Variable Products, Inc., as of December 31, 2012, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm and Custodians" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 26, 2013